ZHENG HUI INSUTRY CORPORATION
Daokou Industry Park, Yingli Town
Shouguang, Shandong
P.R. China, 262717

January 5, 2012

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.Washington, D.C. 20549

Re:	Zheng Hui Industry Corp.
Registration Statement on Form S-1
Filed July 12, 2010
File No. 333-168073

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, the Registrant, hereby respectfully makes application to the Securities and Exchange Commission (the “Commission”) to withdraw the Registration Statement, together with all exhibits, with such application to be approved effective as of the date hereof or at the earliest practical date thereafter. The Registration Statement is being withdrawn due to adverse market conditions related to the offering of the securities being registered. The Registrant confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein.  The Registration Statement was filed with the Commission on July 12, 2010.

ZHENG HUI INDUSTRY CORPORATION

By:	/s/ Junfeng Shan
Junfeng Shan, Chief Executive Officer